FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Date of Material Change

January 25, 2019

Item 3.	News Release

The press release disclosing the material change was released on January 25, 2019 through the facilities of Globe Newswire.

Item 4.	Summary of Material Change

On January 25, 2019, the Company announced what it believes to be the first study reporting reduced benzodiazepine use among patients initiated and monitored on medical cannabis. Benzodiazepines, a class of psychoactive drugs, include the most common sedatives and anti-anxiety medications.

The retrospective study, published in Cannabis and Cannabinoid Research, a peer-reviewed journal, is entitled “Reduction of Benzodiazepine Use in Patients Prescribed Medical Cannabis.” It found that 45.2 per cent of patients regularly consuming benzodiazepines had stopped taking the medication within approximately six months of beginning medical cannabis. These patients, following prescription cannabis use, also reported decreased daily distress due to medical conditions.

The cohort featured 146 patients who received physician-led treatment in Aleafia Health’s wholly owned Canabo Medical Clinics (“Canabo”). Aleafia believes it maintains the world’s largest medical cannabis patient dataset and is deploying the data for unique insights in medical cannabis treatment and product development best practices.

The Canadian Centre on Substance Abuse and Addiction (CCSAA) warns that benzodiazepines may lead to serious long-term complications, including dependence, overdose and death. According to a CCSAA study, 10 per cent of the Canadian population takes prescription sedatives. And a study published in The British Medical Journal found that Benzodiazepines consumption significantly increased the risk of opioid overdose.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On January 25, 2019, the Company announced what it believes to be the first study reporting reduced benzodiazepine use among patients initiated and monitored on medical cannabis. Benzodiazepines, a class of psychoactive drugs, include the most common sedatives and anti-anxiety medications.

The retrospective study, published in Cannabis and Cannabinoid Research, a peer-reviewed journal, is entitled “Reduction of Benzodiazepine Use in Patients Prescribed Medical Cannabis.” It found that 45.2 per cent of patients regularly consuming benzodiazepines had stopped taking the medication within approximately six months of beginning medical cannabis. These patients, following prescription cannabis use, also reported decreased daily distress due to medical conditions.

The cohort featured 146 patients who received physician-led treatment in Aleafia Health’s wholly owned Canabo Medical Clinics (“Canabo”). Aleafia believes it maintains the world’s largest medical cannabis patient dataset and is deploying the data for unique insights in medical cannabis treatment and product development best practices.

The Canadian Centre on Substance Abuse and Addiction (CCSAA) warns that benzodiazepines may lead to serious long-term complications, including dependence, overdose and death. According to a CCSAA study, 10 per cent of the Canadian population takes prescription sedatives. And a study published in The British Medical Journal found that Benzodiazepines consumption significantly increased the risk of opioid overdose.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

February 1, 2019